UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Joseph Hartswell Corporate Secretary New Mountain Guardian Investments IV Unlevered, L.L.C. 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian Investments IV Unlevered, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	⌧

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,900,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person OO – Limited Liability Company

CUSIP No. N/A

1	Name of Reporting Persons Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	⌧

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,900,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 27.6%

14	Type of Reporting Person IN

CUSIP No.     N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the units of limited liability company interests (the "Units") of New Mountain Guardian IV Income Fund, L.L.C. (the "Issuer"). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a) – (c)

This Schedule 13D is being filed by New Mountain Guardian Investments IV Unlevered, L.L.C., a Delaware limited liability company, and Steven B. Klinsky, a citizen of the United States of America (together, the "Reporting Persons"). Each of the Reporting Person's business address is 1633 Broadway, 48th Floor, New York, New York, 10019. Mr. Klinsky is the managing member of New Mountain Guardian Investments IV Unlevered, L.L.C.

New Mountain Guardian Investments IV Unlevered, L.L.C. was formed to seek long-term capital appreciation through direct investments in growth equity transactions, leveraged acquisitions, and management buyouts. Mr. Klinsky is engaged principally in the business of serving as the managing member of New Mountain Guardian Investments IV Unlevered, L.L.C. and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company, which is principally engaged in managing private equity funds.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 31, 2023, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments IV Unlevered, L.L.C. was obligated to make a capital contribution to purchase 499,900 Units at $10 per Unit. The purchase closed on June 14, 2023. On October 17, 2023, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments IV Unlevered, L.L.C. was obligated to make a capital contribution to purchase 750,000 Units at $10 per Unit. The purchase will close on October 31, 2023. On October 25, 2023, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments IV Unlevered, L.L.C. was obligated to make a capital contribution to purchase 650,000 Units at $10 per Unit. The purchase will close on November 8, 2023. The source of funds for the purchases of such Units was working capital of New Mountain Guardian Investments IV Unlevered, L.L.C. Additionally, the information contained in Item 6 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The Reporting Persons are affiliates of the Issuer and the Issuer's investment adviser, New Mountain Finance Advisers BDC, L.L.C., a wholly-owned subsidiary of New Mountain Capital Group, L.P.

The acquisition of the Units as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investments in the Units on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Units they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's unitholders, and others.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own the 1,900,000 Units held by New Mountain Guardian Investments IV Unlevered, L.L.C., representing 27.6% of the outstanding Units. The beneficial ownership percentage assumes that there are 6,887,500 Units outstanding.

(b)	The Reporting Persons may be deemed to have sole power to vote and dispose of the 1,900,000 Units held by New Mountain Guardian Investments IV Unlevered, L.L.C.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Units of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

On May 23, 2023, New Mountain Guardian Investments IV Unlevered, L.L.C. entered into (1) a commitment letter (the "Initial Commitment Letter"), and (2) an Amended and Restated Limited Liability Company Agreement (the "Issuer LLC Agreement"), each with the Issuer. On October 25, 2023, New Mountain Guardian Investments IV Unlevered, L.L.C. entered into a subsequent commitment letter with the Issuer (the "Subsequent Commitment Letter" and together with the Initial Commitment Letter, the "Commitment Letter"), increasing the capital commitment to the Issuer.

Pursuant to the Commitment Letter, New Mountain Guardian Investments IV Unlevered, L.L.C. has agreed to purchase Units from the Issuer for an aggregate purchase price of up to $37,999,000 (the "Capital Commitment"). Under the Commitment Letter, New Mountain Guardian Investments IV Unlevered, L.L.C. will be required to make capital contributions to purchase Units at a specified time (subject to applicable cure periods) each time the Issuer delivers a drawdown notice, which will be issued based on the Issuer’s anticipated investment activities and capital needs in an aggregate amount not to exceed the Capital Commitment. The initial offering price per Unit was $10.00. On May 23, 2023, New Mountain Finance Advisers BDC, L.L.C., the Issuer’s adviser, transferred 100 Units to New Mountain Guardian Investments IV Unlevered, L.L.C. for a total amount of $1,000 pursuant to an agreement for assignment and transfer of Units.

As of the date hereof, $19,000,000 of New Mountain Guardian Investments IV Unlevered, L.L.C.’s Capital Commitments have been drawn down by the Issuer. Additional purchases of Units for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement. The purchase price for future drawdown dates will be (i) where the then-current net asset value ("NAV") per Unit is greater than or equal to $9.70, $10.00, (ii) where the then-current NAV per Unit plus allocable organizational and offering expenses per Unit is greater than or equal to $9.70, $10.00, and (iii) where the then-current NAV per Unit plus allocable organizational and offering expenses per Unit is less than $9.70, the greater of (A) NAV per Unit plus allocable organizational and offering expenses per Unit and (B) $9.50. The assignability and transferability of the Units are governed by the Issuer LLC Agreement, which imposes substantial restrictions on transfers.

The foregoing descriptions of the Issuer LLC Agreement, Initial Commitment Letter and Subsequent Commitment Letter do not purport to be complete and are qualified in their entirety by reference to each of the Issuer LLC Agreement, Initial Commitment Letter and Subsequent Commitment Letter, copies or forms of which are attached as Exhibit B, Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer's amended Form 10 filed with the Commission on July 20, 2023).

Exhibit C – Initial Commitment Letter

Exhibit D – Subsequent Commitment Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2023	NEW MOUNTAIN GUARDIAN INVESTMENTS IV UNLEVERED, L.L.C.

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

	By:	/s/ Steven B. Klinsky
Steven B. Klinsky